SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2022

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated herein is Nano Dimension Ltd.’s (the “Registrant”) press release issued on December 1, 2022, titled “Nano Dimension Announced Q3 2022 Revenue of $10M & Record Backlog.”

The first through fifth paragraphs and the sections titled “Third Quarter 2022 Financial Results,” “Nine Months Ended September 30 2022, Financial Results,” “Balance Sheet Highlights,” and “Forward-Looking Statements”, in each case, other than the non-IFRS financial measures contained therein, and the IFRS financial statements in the press release  are incorporated by reference into the registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520 and 333-248419) of the Registrant, filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by Nano Dimension Ltd. on December 1, 2022, titled “Nano Dimension Announced Q3 2022 Revenue of $10M & Record Backlog.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: December 1, 2022	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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